EXEMPTION No. 82-3998

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03003204

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 23.12.02

ORK – Trade subject to notification: own shares

Orkla ASA has on December 20 2002 bought 200,000 Orkla shares at a price of NOK 119.35 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 7,905,282.

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Exemption No. 82-3998

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 19.12.2002

ORK – Transfer of own shares to employees

As specified in stock exchange notifications dated 19.11.2002 and 11.12.2002 regarding Orkla's offer to its employees to buy Orkla-shares, Orkla has transferred 238,950 Orkla-shares to its employees.

After this transaction Orkla owns 7,705,282 Orkla-shares.